EXHIBIT 10.1

SUMMARY OF COMPENSATION ARRANGEMENTS FOR

NON-EMPLOYEE DIRECTORS

The following is a summary of the standard compensation arrangements for the non-employee members of the Board of Directors of St. Mary Land & Exploration Company (the “Company”) for 2006.

Non-employee directors will be compensated at a target level of $160,000 in the form of restricted stock for the fiscal year related to the term of the directors’ service. The number of shares underlying this restricted stock grant was determined based on the closing stock price on the date of election as a director. The resulting number of restricted shares granted was 4,346 to each non-employee director. The restricted shares will vest ratably over the term of expected service. There is a one-year holding period beyond the conclusion of the earning period. This earning period commenced with the election of the directors on May 17, 2006 and is expected to last for a period until the ensuing Annual Meeting. Annual Meetings have typically been held in late May of each year.

In addition to the stock component of the non-employee director compensation, directors are paid cash fees for attendance at board and committee meetings and committee chairpersons are paid a cash annual retainer.

A.	The cash component of the compensation for non-employee directors is as follows:

1.	Payment of $750 for each Board meeting attended.

2.	Directors serving on a committee are paid $600 for each committee meeting attended and $375 for each telephonic committee meeting.

3.	Directors are reimbursed for expenses incurred in attending Board and committee meetings.

B.

The committee chairs will receive the following cash payments in recognition of the additional workload of their respective committee assignments. These amounts are to be paid at the beginning of the annual service period.

1.	Audit Committee - $15,000

2.	Compensation Committee - $5,000

3.	Nominating and Corporate Governance Committee - $5,000